UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-31921
SEC FILE NUMBER

20451N101
CUSIP NUMBER

(Check One):☑ Form 10-K □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: September 30, 2022

□    Transition Report on Form 10-K
□    Transition Report on Form 20-F
□    Transition Report on Form 11-K
□    Transition Report on Form 10-Q
□    Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Compass Minerals International, Inc.
Full name of Registrant

N/A
Former name if Applicable

9900 W. 109th Street, Suite 100
Address of Principal Executive Office (Street and number)

Overland Park, Kansas 66210
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compass Minerals International, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (the “2022 Form 10-K”) by the prescribed due date without unreasonable effort or expense primarily because the Company’s independent registered public accounting firm needs additional time to complete its audit procedures. On November 27, 2022, the Company was notified by Ernst & Young LLP (the “Firm”), the Company’s independent registered public accounting firm, that the Firm requires additional time to complete the audit of the Company’s financial statements for the fiscal year ended September 30, 2022 and its assessment of internal control over financial reporting as it engages in additional audit procedures to test salt inventory. As a result, the Company expects to file its 2022 Form 10-K within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

Based on currently available information, the Company expects to report a material weakness in (i) the design and operations of our information technology general controls over user access related to an enterprise resource planning and other IT systems that support the processes related to the preparation of our consolidated financial statements, (ii) the design and operations of select controls related to the sales process, and (iii) controls over salt inventory at salt depots and warehouses. The Company does not expect any of the material weaknesses to result in material misstatements or omissions in its previously reported financial statements. The Company does not anticipate any material changes to the selected financial information furnished with the Form 8-K filed by the Company on November 29, 2022.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Lorin Crenshaw	(913) 344-9200
(Name)	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes □ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? □ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compass Minerals International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2022	By:	/s/ Lorin Crenshaw
Name: Lorin Crenshaw
Title: Chief Financial Officer

Exhibit 99.1

Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, Missouri 64108

November 29, 2022

Compass Minerals International, Inc.
Overland Park, Kansas

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Compass Minerals International, Inc. on or about November 29, 2022, which contains notification of the registrant’s inability to file its Form 10-K by November 29, 2022. We have read the Company’s statements contained in Part III therein and we note that due to a late-identified material weakness related to the controls over salt inventory at salt depots and warehouses we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended September 30, 2022, to be included in its Form 10-K.

Very truly yours,

/s/ Ernst & Young LLP